UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):

October 3, 2022

FREEDOM ACQUISITION I CORP.
(Exact Name of Registrant as Specified in its Charter)

Cayman Islands	001-40117	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

14 Wall Street, 20th Floor New York, NY	10005
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (212) 618-1798

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A ordinary shares, par value $0.0001 per share	FACT	The New York Stock Exchange
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	FACT WS	The New York Stock Exchange
Units, each consisting of one Class A ordinary share and one-fourth of one redeemable warrant	FACT.U	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

Business Combination Agreement

Freedom Acquisition I Corp. (“Freedom”) is a blank check company incorporated as a Cayman Islands exempted company and formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. On October 3, 2022, Freedom entered into a Business Combination Agreement (the “Business Combination Agreement”), with Jupiter Merger Sub I Corp., a Delaware corporation and a wholly owned subsidiary of Freedom (“First Merger Sub”), Jupiter Merger Sub II LLC, a Delaware limited liability company and a wholly owned subsidiary of Freedom (“Second Merger Sub”), Complete Solar Holding Corporation, a Delaware corporation (the “Company”) and The Solaria Corporation, a Delaware corporation (“Solaria”).

The Mergers

The Business Combination Agreement provides that, among other things and upon the terms and subject to the conditions thereof, the following transactions will occur (together with the other agreements and transactions contemplated by the Business Combination Agreement, the “Business Combination”):

●	at the closing of the transactions contemplated by the Business Combination Agreement (the “Closing”), upon the terms and subject to the conditions thereof, and in accordance with the Delaware General Corporation Law, as amended (the “DGCL”), (i) First Merger Sub will merge with and into Complete Solar, with Complete Solar surviving as a wholly owned subsidiary of Freedom, (ii) immediately thereafter and as part of the same overall transaction, Complete Solar will merge with and into Second Merger Sub, with Second Merger Sub surviving as a wholly owned subsidiary of Freedom, and (iii) immediately thereafter and as part of the same overall transaction, Solaria will merge with and into a newly formed Delaware limited liability company and wholly owned subsidiary of Freedom (such subsidiary, “Third Merger Sub”), with Third Merger Sub surviving as a wholly owned subsidiary of Freedom (collectively, the merger transactions referred to in this paragraph, the “Mergers”);

●	at the Closing, all outstanding shares of capital stock of Complete Solar and all options and warrants to acquire shares of capital stock of Complete Solar will convert into the right to receive shares of common stock, par value $0.0001 per share, of Freedom (after the Domestication (as defined below)) (“Freedom Common Stock”) or comparable equity awards that are settled or are exercisable for shares of Freedom Common Stock; and

●	at the Closing, Freedom will be renamed “Complete Solaria, Inc.” (“Complete Solaria”).

A special committee (the “Freedom Special Committee”) of the Board of Directors of Freedom (the “Freedom Board”) has (i) approved the Business Combination Agreement and the Business Combination and (ii) resolved to recommend that the shareholders of Freedom approve the Business Combination Agreement and the Business Combination.

The Domestication

Prior to the Closing, subject to the approval of Freedom’s shareholders, and in accordance with the DGCL, the Cayman Islands Companies Act (As Revised) (the “CICA”) and Freedom’s Amended and Restated Memorandum and Articles of Association, Freedom will effect a deregistration under the CICA and a domestication under Section 388 of the DGCL (by means of filing a certificate of domestication with the Secretary of State of the State of Delaware), pursuant to which Freedom’s jurisdiction of incorporation will be changed from the Cayman Islands to the State of Delaware (the “Domestication”).

In connection with the Domestication, (i) each of the then issued and outstanding Class A ordinary shares, par value $0.0001 per share, of Freedom, will convert automatically, on a one-for-one basis, into a share of Freedom common stock, which is entitled to one vote per share, (ii) each of the then issued and outstanding Class B ordinary shares, par value $0.0001 per share, of Freedom, will convert automatically, on a one-for-one basis, into a share of Freedom common stock.

Conditions to the Closing

The obligation of the parties to consummate the Business Combination is subject to the satisfaction or waiver of certain closing conditions, including (i) approval of the Business Combination and related matters by the respective shareholders of Freedom and Complete Solar, (ii) expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act, as amended, (iii) the absence of any law or injunctions prohibiting the consummation of the Mergers, (iv) Freedom having at least $5,000,001 of net tangible assets upon the Closing, (v) the size and composition of the Board conforming to the requirements set forth in the Business Combination Agreement, (vi) receipt of approval for listing by The New York Stock Exchange of the shares of Freedom common stock to be issued in the Business Combination, (vii) effectiveness of the registration statement on Form S-4 to be filed by Freedom in connection with the Business Combination and (viii) the receipt by the Freedom Board or Freedom Special Committee of a fairness opinion from a reputable financial advisory or valuation firm with respect to the Business Combination (provided that this condition will no longer apply on or after 60th day following the date of the Business Combination Agreement).

Other conditions to Freedom’s obligation to consummate the Business Combination include (i) the consummation of the Required Transaction (as defined below) and (ii) the receipt by Complete Solar of certain consents.

Other conditions to Complete Solar’s obligation to consummate the Business Combination include (i) the completion of the Domestication and (ii) the sum of the following amounts (collectively, the “Available Acquiror Cash”) equaling or exceeding $100 million as of the Closing:

i.	the amount of cash and cash equivalents available in the trust account, after deducting the amounts required to satisfy any redemptions (but prior to payment of any transaction expenses), plus

ii.	the gross proceeds of the convertible note financing transactions actually received by Complete Solar pursuant to the Pre-Signing Complete Solar Subscription Agreements and the Post-Signing Complete Solar Subscription Agreements, plus

iii.	the gross proceeds actually received by Freedom from additional financing transactions to which the Complete Solar has consented, plus

iv.	the aggregate amount of capital offered by bona fide potential PIPE investors at least 30 days prior to the Closing, subject to the satisfaction of certain conditions, less

v.	the amount by which unpaid Freedom transaction expenses as of immediately prior to the Closing exceeds $20 million.

Each party’s obligation to consummate the Business Combination is also conditioned upon the accuracy of the other party’s representations and warranties, subject to customary materiality and material adverse effect qualifiers, and the performance in all material respects by the other party of its covenants in the Business Combination Agreement to be performed as of or prior to the Closing.

Covenants

The Business Combination Agreement contains additional covenants, including, among others, providing for (i) the parties to conduct their respective businesses in the ordinary course through the Closing, (ii) the parties to not initiate any negotiations or enter into any agreements for certain alternative transactions, (iii) Complete Solar to prepare and deliver to Freedom certain audited and unaudited consolidated financial statements of Complete Solar and its subsidiaries (including Solaria), (iv) Freedom to prepare and file a registration statement on Form S-4, including a proxy statement/prospectus, and to take certain other actions to obtain the requisite approval of Freedom shareholders of certain proposals regarding the Business Combination (including the Domestication), (v) the parties to use reasonable best efforts to obtain necessary approvals from governmental authorities, (vi) if determined in good faith by Freedom and Complete Solar that it is probable that the Business Combination will be consummated after March 1, 2023, and subject to the conditions set forth in the Business Combination Agreement, Freedom to seek the approval of its shareholders to amend its organizational documents to extend the time period for Freedom to consummate its initial business combination for six months from March 1, 2023 to September 1, 2023.

Prior to the consummation of the Required Transaction, certain covenants of Complete Solar in the Business Combination Agreement will be deemed to apply to each of Complete Solar and Solaria.

Governance

Pursuant to the Business Combination Agreement, the board of directors of Complete Solaria following the Closing will consist of no more than 7 directors, to initially consist of (i) the individuals designated by Complete Solar prior to Closing, consisting of a majority of “independent” directors for the purposes of NYSE rules and (ii) Tidjane Thiam and Adam Gishen (or any other substitute director designated by the Sponsor, subject to the prior approval of Complete Solar). Complete Solaria has agreed to cause Mr. Thiam to be nominated for election to its board of directors at each of its first three annual meetings of stockholders following the Closing.

Representations and Warranties

The Business Combination Agreement contains customary representations and warranties by Freedom, First Merger Sub, Second Merger Sub, Complete Solar and Solaria. The representations and warranties of the parties to the Business Combination Agreement will not survive the Closing.

Termination

The Business Combination Agreement contains the following termination rights:

●	the right of the parties to terminate the Business Combination Agreement by mutual consent;

●	the right of either Freedom or Complete Solar to terminate the Business Combination Agreement if;

‒	shareholders of the other party fail to approve the Business Combination;

‒	any governmental authority issues or otherwise enters a final, nonappealable order making consummation of the Mergers illegal or otherwise prevents or prohibits consummation of the Mergers;

‒	the other party breaches its representations, warranties, covenants or other agreements contained in the Business Combination Agreement in a way that would entitle the party seeking to terminate the Business Combination Agreement to not consummate the Business Combination, subject to the right of the breaching party to cure the breach;

‒	the Required Transaction has not been consummated within 30 days following the date of the Business Combination Agreement;

‒	the Freedom Board or Freedom Special Committee has not received a fairness opinion from a reputable financial advisory or valuation firm with respect to the Business Combination within 30 days of the date of the Business Combination Agreement and such party exercises the right to termination within such 30 day period; or

‒	the Closing has not occurred on or before March 1, 2023, or, if the deadline by which Freedom is required to consummate the Business Combination under its organizational documents has been extended, September 1, 2023;

●	the right of Complete Solar to terminate the Business Combination Agreement if:

‒	the Freedom Board or Freedom Special Committee changes its recommendation with respect to the Business Combination;

‒	Complete Solar has not consummated the issuances of convertible notes pursuant to the Post-Signing Complete Solar Subscription Agreements for an aggregate purchase price of at least $10 million on or before January 16, 2023; or

‒	at a meeting of shareholder of Freedom to extend the deadline by which Freedom is required to consummate the Business Combination under its organizational documents, a number of shareholders of Freedom elect to redeem their Freedom ordinary shares such that the amount remaining in Freedom’s trust account after processing such redemptions, when taken together with the amounts included in prongs (ii), (iii), (iv) and (v) of the definition of Available Acquiror Cash (as described above) is less than $100 million.

Termination Payments

Complete Solar is required to pay Freedom a termination payment of $3 million if (a) Freedom terminates the Business Combination Agreement as a result of a material uncured breach by Complete Solar of specified representations, warranties, covenants or other agreements of Complete Solar or due to the failure of Complete Solar’s shareholders to approve the Business Combination, (b) prior to the date of such termination. an acquisition proposal is made for Complete Solar that is not withdrawn, and (c) within 12 months of the termination. Complete Solar executes or consummates an alternative transaction.

Freedom is required to pay Complete Solar a termination payment of $3 million if:

●	Complete terminates the Business Combination Agreement in the event the Freedom Board or Freedom Special Committee changes its recommendation with respect to the Business Combination; or

●	(a) Complete Solar terminates the Business Combination Agreement as a result of a material uncured breach by Freedom of specified representations, warranties, covenants or other agreements of Freedom or due to the failure of Freedom’s shareholders to approve the Business Combination, (b) prior to the date of such termination, an acquisition proposal is made for Freedom that is not withdrawn, and (c) within 12 months of the termination, Freedom executes or consummates an alternative transaction.

In addition, each of Freedom and Complete Solar is entitled to a $1.5 million termination payment if the Business Combination Agreement is terminated as a result of material uncured breach by the other party of specified representations, warranties, covenants or other agreements or due to the failure of the other party’s shareholders to approve the Business Combination.

Certain Related Agreements and Transactions

The Required Transaction

On October 3, 2022, Complete Solar entered into that certain Agreement and Plan of Merger with Complete Solar Midco, LLC, a Delaware limited liability company and a wholly owned subsidiary of Solaria (“Midco”), Complete Solar Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Midco, Solaria and Fortis Advisors, LLC, a Delaware limited liability company, solely in its capacity as the representative of Complete Solar’s stockholders (the “Required Transaction”).

Complete Solar Convertible Note Financing

On October 3, 2022, Complete Solar entered into note subscription agreements (the “Pre-Signing Complete Solar Subscription Agreements”) with certain investors, consisting of Rodgers Massey Revocable Living Trust (“RMRLT”), which is affiliated with T.J. Rodgers, an investor in Solaria, Tidjane Thiam, Executive Chairman of Freedom, Adam Gishen, Chief Executive Officer of Freedom, and an affiliate of Edward Zeng, a director of Freedom, pursuant to which such investors agreed to purchase convertible notes from Complete Solar for an aggregate purchase price of $7,000,000. In addition, RMRLT has agreed, subject to the terms and conditions set forth therein, to purchase convertible notes from Complete Solar following the closing of the Required Transaction in an amount equal to approximately $6.7 million in consideration for RMRLT’s existing investment in Solaria, which will be assumed and cancelled by Complete Solar.

The Business Combination Agreement also contemplates that, following the date of the Business Combination Agreement, Complete Solar will enter into additional subscription agreements on terms substantially similar to, or no less favorable in all material respects to Complete Solar than, the Pre-Signing Complete Solar Subscription Agreements (the “Post-Signing Complete Solar Subscription Agreements” and, together with the Pre-Signing Complete Solar Subscription Agreements, the “Complete Solar Subscription Agreements”) with certain investors pursuant to which such investors agree, subject to the terms and conditions set forth therein, to purchase convertible notes from Complete Solar for an aggregate purchase price of up to $23.0 million.

Sponsor Support Agreement

On October 3, 2022, Freedom entered into a Sponsor Support Agreement (the “Sponsor Support Agreement”) with Freedom Acquisition I LLC, a Cayman Islands limited liability company (the “Sponsor”), certain directors and officers of Freedom, and Complete Solar, pursuant to which the Sponsor and each such director and officer of Freedom has agreed to, among other things, (i) vote in favor of the Business Combination Agreement and the transactions contemplated thereby, (ii) not redeem their Freedom ordinary shares, (iii) from the Closing, at each of the first three annual meetings of the stockholders of Complete Solaria vote all of their shares of common stock of Complete Solaria in favor of Mr. Thiam for election to the board of directors of Complete Solaria, and (iv) be bound by certain other agreements and covenants related to the Business Combination, including vesting and forfeiture restrictions with respect to certain shares held by the Sponsor.

Complete Solar Stockholder Support Agreement

On October 3, 2022, Freedom entered into a Company Stockholders Support Agreement (the “Complete Solar Stockholder Support Agreement”) with Complete Solar and certain stockholders of Complete Solar (the “Complete Solar Stockholders”). Under the Complete Solar Stockholder Support Agreement, each Complete Solar Stockholder has agreed to, among other things (i) vote its shares, (ii) execute and deliver a written consent adopting the Business Combination Agreement and related transactions and approving the Business Combination, (iii) from the Closing, at each of the first three annual meetings of the stockholders of Complete Solaria vote all of its shares of Complete Solaria common stock in favor of Mr. Thiam for election to the board of directors of Complete Solaria, and (iv) be bound by certain other agreements and covenants related to the Business Combination.

Amended and Restated Registration Rights Agreement

The Business Combination Agreement contemplates that, at the Closing, Complete Solaria, the Sponsor, certain equityholders of Complete Solar and certain of their respective affiliates, as applicable, and the other parties thereto, will enter into an Amended and Restated Registration Rights Agreement (the “A&R Registration Rights Agreement”), pursuant to which Complete Solaria will grant customary registration rights to the other parties thereto, including to register for resale, pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), certain securities of Complete Solaria held by the other parties thereto.

Lock-Up Agreement

The Business Combination Agreement contemplates that, at the Closing, Complete Solaria, the Sponsor, the Sponsor Key Holders (as defined in the Lock-Up Agreement) and Complete Solar Key Holders (as defined in the Lock-Up Agreement), will enter into a Lock-Up Agreement (the “Lock-Up Agreement”).

The Lock-Up Agreement contains certain restrictions on transfer with respect to securities of Complete Solaria to be held by the Sponsor, Sponsor Key Holders and Complete Solar Key Holders immediately following the Closing (including shares of Complete Solaria common stock and any such shares issuable upon the exercise, conversion or settlement of derivative securities and promissory notes) (the “Lock-up Securities”). Such restrictions begin at the Closing and end on the earlier of (x) the 12 month anniversary of the Closing and (y) the date on which the volume weighted average price of Complete Solaria common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30 consecutive trading day period beginning after the date that is 180 calendar days after the Closing and ending 365 calendar days following the Closing.

The foregoing description of the Business Combination Agreement, Complete Solar Subscription Agreements, the Sponsor Support Agreement and Complete Solar Stockholder Support Agreement, and the transactions and documents contemplated thereby (including, without limitation, the A&R Registration Rights Agreement and the Lock-Up Agreement), is not complete and is subject to and qualified in its entirety by reference to the Business Combination Agreement, the form of Company Subscription Agreement, the Sponsor Support Agreement and Complete Solar Stockholder Support Agreement, copies of which are filed with this Current Report on Form 8-K as Exhibit 2.1, Exhibit 10.1, Exhibit 10.2 and Exhibit 10.3, respectively, and the terms of which are incorporated by reference herein.

The Business Combination Agreement, the form of Complete Solar Subscription Agreement, the Sponsor Support Agreement and Complete Solar Stockholder Support Agreement have been included to provide investors with information regarding their terms. They are not intended to provide any other factual information about Freedom, Complete Solar or their respective affiliates. The representations, warranties, covenants and agreements contained in the Business Combination Agreement, Complete Solar Subscription Agreements, the Sponsor Support Agreement and Complete Solar Stockholder Support Agreement and the other documents related thereto were made for purposes of the Business Combination Agreement, as applicable, as of the specific dates therein, were solely for the benefit of the parties, as applicable, to the Business Combination Agreement, Complete Solar Subscription Agreements, the Sponsor Support Agreement and Complete Solar Stockholder Support Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Business Combination Agreement, Complete Solar Subscription Agreements, the Sponsor Support Agreement and Complete Solar Stockholder Support Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Business Combination Agreement, Complete Solar Subscription Agreements, the Sponsor Support Agreement or Complete Solar Stockholder Support Agreement and should not rely on the representations, warranties, covenants and agreements or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Business Combination Agreement, Complete Solar Subscription Agreements, the Sponsor Support Agreement or Complete Solar Stockholder Support Agreement, as applicable, which subsequent information may or may not be fully reflected in Freedom’s public disclosures.

Item 7.01 Regulation FD Disclosure.

On October 3, 2022, Freedom, Complete Solar and Solaria made available a joint investor presentation concerning the Business Combination. A copy of the investor presentation is furnished herewith as Exhibit 99.1.

The information in this Item 7.01, including Exhibit 99.1, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of Freedom under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any information contained in this Item 7.01, including Exhibit 99.1.

Additional Information and Where to Find It

In connection with the proposed transaction, Freedom intends to file a registration statement on Form S-4 (as it may be amended, the “Registration Statement”) with the SEC, which will include a preliminary prospectus and proxy statement of Freedom, referred to as a proxy statement/prospectus. Such documents are not currently available. When available, a final proxy statement/prospectus will be sent to all Freedom shareholders. Freedom will also file other documents regarding the proposed transaction with the SEC. SHAREHOLDERS OF FREEDOM ARE ADVISED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders will be able to obtain free copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Freedom (when available) through the website maintained by the SEC at http://www.sec.gov or upon written request to Freedom Acquisition I Corp., 14 Wall Street, 20th Floor, New York, NY 10005.

Participants in Solicitation

Freedom and Complete Solar and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Freedom’s shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the proposed transaction between Freedom and Complete Solar will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This Current Report on Form 8-K is for informational purposes only and is not intended to and shall not constitute a proxy statement or the solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Cautionary Statement Regarding Forward-Looking Statements

This communication may contain certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Freedom and Complete Solar. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would,” and similar expressions, but the absence of these words does not mean that a statement is not a forward-looking statement. Forward-looking statements are forecasts, predictions, projections and other statements about future events that are based on current expectations, hopes, beliefs, intentions, strategies and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of Freedom’s securities; (ii) the risk that the proposed transaction may not be completed by Freedom’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Freedom; (iii) the failure to satisfy the conditions to the consummation of the proposed transaction, including the consummation of the Required Transaction and the adoption of the Business Combination Agreement by the shareholders of Freedom and the satisfaction of the minimum cash condition; (iv) the effect of the announcement or pendency of the proposed transaction on Complete Solar’s business relationships, operating results, and business generally; (v) risks that the proposed transaction disrupts current plans and operations of Complete Solar or diverts management’s attention from Complete Solar’s ongoing business operations and potential difficulties in Company employee retention as a result of the announcement and consummation of the proposed transaction; (vi) the outcome of any legal proceedings that may be instituted against Freedom or Complete Solar in connection with the Business Combination Agreement or the proposed transaction; (vii) the ability to maintain the listing of Freedom’s securities on a national securities exchange; (viii) the price of Freedom’s securities may be volatile due to a variety of factors, including changes in the competitive or regulatory landscape in which Freedom plans to operate or Complete Solar operates, variations in operating performance across competitors, changes in laws and regulations affecting Freedom’s or Complete Solar’s business, and changes in the combined capital structure; (ix) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; (x) the ability to recognize the anticipated benefits of the proposed transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (xi) the evolution of the markets in which Complete Solar competes; (xii) the costs related to the proposed transaction; (xiii) any impact of the COVID-19 pandemic on Complete Solar’s business; and (xiv) Complete Solar’s expectations regarding its market opportunities.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Freedom’s registration on Form S-1 (File No. 333-252940), Freedom’s quarterly report on Form 10-Q for the quarter ended June 30, 2022 filed with the SEC on August 23, 2022, the Registration Statement on Form S-4 when available, including those under “Risk Factors” therein, and other documents filed by Freedom from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Freedom and Complete Solar assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Freedom nor Complete Solar gives any assurance that either Freedom or Complete Solar, or the combined company, will achieve its expectations.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

2.1*	Business Combination Agreement, dated as of October 3, 2022.

10.1	Form of Company Subscription Agreement.

10.2	Sponsor Support Agreement, dated as of October 3, 2022.

10.3	Company Stockholder Support Agreement, dated as of October 3, 2022.

99.1	Investor Presentation.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FREEDOM ACQUISITION I CORP.

Date: October 3, 2022	By:	/s/ Adam Gishen
		Name:	Adam Gishen
		Title:	Chief Executive Officer